                                  EXHIBIT 3(8)

                                SERVICE AGREEMENT

BETWEEN:

         NEURO-BIOTECH INC., a corporation incorporated under the Laws of the Province of Quebec and having its head office at 1020, route de l'Eglise, bureau 600, Sainte-Foy (Quebec) G1V 3V9, duly represented hereby by its president, Mrs. Andree G. Roberge, Ph.D.


                        Hereafter called:                      (NEURO-BIOTECH)


AND:

                    ,        residing at           ,          ,

                        Hereafter called:                       (THE EMPLOYEE)


THE PARTIES HERETO AGREE AS FOLLOWS:

ARTICLE 1.        OBJECT

1.1 Subject to the terms and conditions hereinafter set forth, Neuro-Biotech hereby retains the services of the employee to
                  act as               .

1.2 In general, the obligations of the employee with respect to Neuro-Biotech are also applicable to any subsidiary corporation to the extent that such is possible.

1.3 The job description and functions of the is further described in the classification plan of Neuro-Biotech Inc. Such description may be modified from time to time according to the needs of Neuro-Biotech.

ARTICLE 2.        TERM

2.1 This agreement is for an undetermined period and renewable upon further agreement between the parties.

2.2               This agreement shall become effective as of              1997.


ARTICLE 3.        SUPERVISION

3.1 Subject to the right of Neuro-Biotech to modify the hierarchy relation between the parties, the employee shall accomplish his work under the direct authority of the President, Mrs. Andree G. Roberge, Ph.D.

3.2 During the accomplishment of his work, the employee shall follow the directives and instructions that may be given from time to time by Neuro-Biotech.

3.3 Among other things, the employee agrees to comply with the different policies applicable at Neuro-Biotech, and in particular to comply with the management policies enterprise.

ARTICLE 4.        EXCLUSIVE AGREEMENT

4.1 During the term of this agreement, the employee agrees to work and to exercise his expertise for Neuro-Biotech only, except if duly authorized by the Board of Directors of Neuro-Biotech.

4.2 During his employment, the employee shall not render professional services to any other person or enterprise and shall not be permitted to use, outside his actual job at Neuro-Biotech his professional knowledge and expertise unless authorized by Neuro-Biotech.

ARTICLE 5.        WORK SCHEDULE

5.1 The position occupied by the employee is a top management level job. The hours of work are in relation to the work that has to be accomplished. The employee shall accordingly provide whatever time is necessary in order to perform and meet the responsibilities associated with the job.

5.2 No additional compensation, in time or in money, shall be paid to the employee if the work load necessitates working supplementary hours.

ARTICLE 6.        SALARY

6.1               The annual remuneration of the employee is __________ dollars
                  ($______)

6.2 The annual salary is revisable by the Board of Directors after twelve (12) months of service.

6.3 The annual salary is paid in twenty-six (26) installments, by bank transfer directly to the financial institution chosen by the employee. The payment will be made on Thursday, at two (2) weeks interval, for the pay period ending the preceding Sunday. If Thursday is an official holiday, payment will be mad the preceding day. A pay slip, containing the following information, shall be remitted to the employee on pay-day:

                  a)  Name of the employee;
                  b)  Date and period of pay;
                  c)  Salary;
                  d)  Deductions;
                  e)  Net amount;
                  f)  Cumulative amounts of each of the foregoing items.

ARTICLE 7.        REPRESENTATION AND TRAVELLING EXPENSES

7.1 The employee shall benefit from the policies and plan of Neuro-Biotech that relate to representation and travelling expenses, for which policies and plan can be modified from time to time.

ARTICLE 8.        ANNUAL HOLIDAY AND INDEMNITY

8.1               The employee shall have the right to an annual holiday of ten
                  (10) days, to be taken during periods previously agreed between Neuro-Biotech and the employee. The year of reference is a period of twelve (12) consecutive months during which the employee progressively acquires rights to his holidays. This period is in conformity with the "LOI SUR LES NORMES DU travait and start on May 1s, of the preceding year up to April 301h of the actual year.

8.2 On April 301h of the actual year, the authorized number of days of annual holiday is determined and the corresponding indemnity for each working day is equal to 1/5 of the weekly remuneration.

8.3 The annual holiday can be divided in more than two (2) periods if the employee so request, after agreement with Neuro-Biotech.

8.4 The employee shall be entitled to know the date of his annual holiday at least four (4) weeks in advance.

8.5 The annual holiday shall be taken within twelve (12) months of the year of reference, except in cases of illness or authorization by Neuro-Biotech.

ARTICLE 9.        GROUP INSURANCE

9.1 Neuro-Biotech shall offer to the employee a group insurance plan that includes life insurance, spouse life insurance, short and long term salary insurance and hospital and medical insurance. A pamphlet containing the relevant information shall be remitted to the employee on request. The insurance plan can be modified according to the policies and the needs of Neuro-Biotech. The cost of the insurance plan shall be divided equally between Neuro-Biotech and the employee.

9.2 Neuro-Biotech shall assume the salary for the first five (5) days is a claim for an indemnity is made with respect to the salary insurance short term. These five (5) days of sick leave are non-payable and non-cumulative.

ARTICLE 10.       OFFICIAL HOLIDAY

10.1 The employee shall benefit of the following paid official holiday:

                  a) All workable days included in the period starting December 25th up to January 2nd inclusively;

                  b)  Easter Monday, The Quebec National Holiday,
                      Confederation Day, Labour Day.

10.2 In order to benefit from these paid official holiday, the employee shall be present the preceding workable day and the next day following the official holiday or to have obtained the authorization of Neuro-Biotech.

10.3              FAMILY HOLIDAY

                  The employee shall be entitled to a leave of absence of five
                  (5) days for the birth of his child or for the adoption of a child. The first two (2) days of the leave of absence are paid by Neuro-Biotech.

10.4              The employee shall be entitled to a leave of absence of five
                  (5) days per year, without pay, for reasons related to child custody, babysitting, health and education of children of minor age, if the presence of the employee is necessary by reasons of circumstances out of his control.

ARTICLE 11.       PRODUCTIVITY

11.1 The employee shall accomplish his work with competence so as to meet the legitimate expectations of Neuro-Biotech; he shall execute his work with prudence and diligence and must at all times act in good faith towards Neuro-Biotech.

11.2 The employee agrees to subscribe to a total quality program established by Neuro-Biotech and also consents to an annual evaluation of his productivity.

ARTICLE           12. CONFIDENTIALITY

12.1 The employee recognizes that as ____________ he has access to information, data, and documents unknown to the public and which relates to the business of Neuro-Biotech and which are confidential and are the exclusive property of Neuro-Biotech. More particularly, but without limiting the generality of the foregoing, the employee has access to information, documents, data concerning innovations, research, drafts, plans, schedules, methods, systems, concepts, products, prototypes, list of employees, of subcontractors, list of clients and list of suppliers, list of costs, list of prices and also different agreements and contracts involving Neuro-Biotech (hereinafter referred to as (commercial secrets)).

12.2 The employee recognizes that the commercial secrets of Neuro-Biotech constitute an asset of great value and that any usage or disclosure of such commercial secrets could be detrimental to the interest of Neuro-Biotech.

12.3 During the term of his employment with Neuro-Biotech, the employee agrees to use for the exclusive and sole benefit of Neuro-Biotech any information that relates to commercial secrets of Neuro-Biotech and agrees also not to reveal at any time to any person any information concerning the business of Neuro-Biotech, except to persons that have the right to know such information.

12.4 The employee agrees to take all necessary precautions in order for the commercial secrets of Neuro-Biotech to remain confidential and also agrees not to discuss publicly or in group or in circumstances where individuals, who are not entitled to know such commercial secrets, may hear such discussions. The employee shall also make sure that any documents containing any information with respect to the commercial secrets are kept confidential and away from the view of any such person.

12.5 For a period of five (5) years after the end of his employment with Neuro-Biotech, the employee agrees not to use to its own benefit or to the benefit of any other person, in any manner whatsoever, and agrees also not to disclose or make available in any way possible any information concerning commercial secrets of Neuro-Biotech, except if the employee is duly authorized in writing by Neuro-Biotech.

12.6 At the end of his employment with Neuro-Biotech, the employee agrees to immediately remit to Neuro-Biotech any written material, printed or registered, that he has in his possession and which concerns the commercial secrets of Neuro-Biotech or which concerns the business of Neuro-Biotech. The employee also agrees not to keep in his possession not to remit or transmit to any other person any copy of the above information.

12.7 The expression (commercial secrets) of Neuro-Biotech also includes amongst other things, the following:

                  a) The technical knowledge and the work methods, the quality control procedures, the laboratory procedures, the electronic data systems and programs, the manufacture and trial procedures, any plans and drafts, and any report concerning the assays and trials;

                  b)  The equipments, instruments, tools and the accessories;

                  c) Any financial information, any data concerning production costs, market and marketing strategies, the supply of raw products, suppliers list, clients lists, and any information that pertains to such lists, any techniques and sales policies, and any data concerning sales and distribution;

                  d) The research, the experiences, the inventions, developments, discoveries, improvements, ideas and business secrets;

                  e) Any of the above that may become patented according to the Law.

ARTICLE 13.       CONFLICTS OF INTEREST

13.1 During the term of his employment, the employee agrees not to have any financial interest or be involved commercially in identical or substantially identical activities or business enterprises, which are similar to the projects, activities or business of Neuro-Biotech.

13.2 The employee agrees to disclose in writing any situation or conflict of interest that he may have with Neuro-Biotech.

ARTICLE 14.       NON COMPETITION CLAUSE

14.1 During the term of his employment and for a period of five (5) years afterwards, the employee, directly or indirectly, whether in partnership with any other person or through any other corporation, shall not compete with Neuro-Biotech, nor exercise or have a similar job. The employee shall not be permitted to solicit or accept any job offer from a person that carries on a business, produce, sell, supply, directly or indirectly, any research for commercial purposes in similar areas of activities that are carried on by Neuro-Biotech.

14.2 Neuro-Biotech shall no be able to use the non competition clause provided in Section 14.1 hereabove if it has terminated, without any serious motive, the service agreement or if it has given to the employee such motive of termination.

14.3 During the term of his employment and for a period of five (5) years afterwards, the employee, directly or indirectly, through any association, partnership or through corporation, cannot solicit or try to solicit, divert or try to divert any clients of Neuro-Biotech without the express and written consent of Neuro-Biotech.

14.4 During the term of his employment and for a period of five (5) years afterwards, the employee, directly or indirectly, through any association, partnership or through any corporation, cannot solicit or try to solicit, divert or try to divert any employee of Neuro-Biotech with the purpose of making this employee leave his job at Neuro-Biotech.

14.5 The restrictions provided in Section 14 cover the territory of Canada and the United States of America.

ARTICLE 15.       INTELLECTUAL PROPERTY

15.1 The employee assign to Neuro-Biotech all of its rights in any inventions, discoveries, developments, improvements and ideas already made or conceived or that could be made or conceive during the term of his employment, whether such rights are own jointly with other persons or solely, for a period of five (5) years following the end of the employment in as much as these inventions, discoveries, developments, improvements and ideas result or come from any work executed for Neuro-Biotech while working for Neuro-Biotech and which concern any matter related to the business of Neuro-Biotech.

15.2 The employee shall disclose to Neuro-Biotech, without delay and to the full extent, all innovations and inventions, discoveries, developments, improvements and ideas provided for in the preceding Section 15.1 and shall not in any way reveal to any other person any information with respect to such innovations and inventions, discoveries, developments, improvements and ideas without first obtaining the express authorization of Neuro-Biotech.

15.3 During the term of the employment, the employee shall sign, acknowledge and deliver, the cost of such being the responsibility of Neuro-Biotech, and without any other compensation, any documents required in order to permit Neuro-Biotech to protect such inventions, innovations developments, improvements or ideas, whether by patent or otherwise, whether in one or several countries. The employee shall assign to Neuro-Biotech any such rights and shall provide Neuro-Biotech with all the help necessary in order to contest any claim or procedure or litigation with the Patent Officer or with any other Administrative Tribunals.

15.4 To the extend applicable, the employee hereby declares in Schedule (1) of these presents any such inventions, developments, innovations and improvements conceived by the employee before joining Neuro-Biotech. In the absence of any such list or schedule, the employee hereby declares that he has not invented or conceived any such material, prior to his employment at Neuro-Biotech, and for which a patent could be applied.

15.5 The employee hereby renounce to patrimonial or extrapatrimonial rights relating to any inventions, discoveries, developments, innovations, improvements and ideas that could be created during the term of his employment.

15.6 The employee shall collaborate during the term of his employment and subsequently, as the case may be, with Neuro-Biotech to the defence against any claim for violations of any patent rights, royalties or any other ownership rights of Neuro-Biotech by virtue of these presents.

15.7 The obligations contained hereabove shall be binding upon the successors, assigns and other representatives of the employee.

15.8 The employee shall nevertheless keep any author rights on the publications that will be publish during the term of his employment to the extent that such publications are not related to any rights which has been assigned by these presents. However, the employee shall, before disclosing or publishing any material or any results from any research, obtain by writing the authorization of Neuro-Biotech.

ARTICLE 16.       CANCELLATION FOR CAUSE, WITHOUT NOTICE

16.1 Neuro-Biotech or the employee shall be able, for a serious motive of an administrative nature and non-imputable to the employee, cancel unilaterally, without notice and without any indemnity, the present service agreement.

16.2 More particularly and without limiting the generality of the foregoing Section 16.1, Neuro-Biotech shall be able to cancel unilaterally, without notice and without any indemnity, the present service agreement in the following cases :

                  16.2.1  Lack of productivity from the employee;

                  16.2.2 When the employee does not respect and is in default with respect to any of his obligation by virtue of these presents and which is detrimental and prejudicial to Neuro-Biotech;

                  16.2.3 If the employee is negligent and incompetent in his work;

                  16.2.4 When the employee is insubordinate with respect to Neuro-Biotech;

                  16.2.5 When the conduct or the attitude of the employee is incompatible with his position and is prejudicial to the reputation of Neuro-Biotech or of any of its subsidiary;

                  16.2.6 If Neuro-Biotech discover that the employee has made any false declaration or has knowingly hidden certain facts which, if they had been known at that time by Neuro-Biotech, would have prevented his employment with Neuro-Biotech.

ARTICLE 17.       CANCELLATION FOR ADMINISTRATIVE REASONS

17.1 Neuro-Biotech shall be able, for serious motive of an administrative nature and non-imputable to the employee, cancel unilaterally the present service agreement.

17.2 If the cancellation is for a motive of an administrative nature, the employee that has at least one (1) year of service has the right to a notice before the end of his employment.

17.3 The notice mentioned in Section 17.2 is equal to one (1) month per year of service at Neuro-Biotech, without however exceeding six (6) months or the remaining terms of the agreement, the lesser period being the actual notice to be given to the employee.

17.4 If Neuro-Biotech does not give the notice as provided hereabove, it shall pay the employee an indemnity which is equal to his salary, for the period that correspond to the notice as determined by Section 17.3 hereabove.

17.5 The employee agrees that the payment of the indemnity provided by these presents is to prevent litigation in case of the termination of the employment. The acceptance of this indemnity is equivalent and is in compensation of a reasonable delay and hereby constitutes a complete and final acquittance and discharge of any claim against Neuro-Biotech concerning the employment or the termination of the employment of the employee.

ARTICLE 18.       DECLARATION OF THE EMPLOYEE

18.1 The employee hereby declares that the signature of the present service agreement is not in contravention to any other non competition clause that he may have signed in the past, whether as an employee or shareholder of another enterprise. The employee further declare that his work and job within Neuro-Biotech does not contravene to any other confidentiality clause or agreement with any other institution, company, person, or with any other public or private body with whom the employee may have had any relations in the past. The employee further declares that the intellectual property and the technical knowledge that he will use in the execution of his functions and his work do not belong to any other institution, business, person, other than Neuro-Biotech.

18.2 The employee declares that he has all the qualifications described in his (CURRICULUM VITAE) that he has given to Neuro-Biotech before his employment.

ARTICLE 19.       AMENDMENTS

19.1 This agreement may only be amended in writing by the signature of a duly authorized officer of Neuro-Biotech and of the employee.

ARTICLE 20.       SCHEDULE AND OTHER DOCUMENTS OR REFERENCE

20.1 Any schedule or documents to which this agreement refers was presented to the employee, and thus is an integral part of the present service agreement.

ARTICLE 21.       SHARE PURCHASE OPTION

21.1 Subject to the adoption by Neuro-Biotech and its shareholders of a By-Law and resolution creating a Stock Option Plan, the employee shall be offered, at the discretion of the Board of Directors of Neuro Biotech, a share purchase option, the number of share and the price of which being decided by the Directors of Neuro-Biotech according to the productivity and performance of the employee.

21.2 The partieshere to have expressly required that this agreement be drafted in English language. Les parties aux presentes ont expressement exige que la presente convention soit redigee en langue anglaise.


IN WITNESS WHEREOF, the parties have duly executed this agreement as of 1998.


                                             NEURO BIOTECH
                                             Per:


______________________________               ___________________________________
The employee                                 DR. ANDREE G. ROBERGE, P.D.G.